Exhibit 99.1

News release

Biofrontera reports preliminary unaudited sales revenue for the first three months of 2020

Leverkusen, Germany, April 17, 2020 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today reports preliminary unaudited revenue for the first three months of fiscal year 2020.

The preliminary unaudited revenue of the Company for the period January 1 to March 31, 2020 was in the range of EUR 6.4 to 6.6 million. This represents a decline of approximately 5% compared to the previous year period. The current COVID-19 pandemic had a major impact on the Company’s business, with very little sales in particular in the second half of March.

The largest impact on business was noted in the US, with product sales expected to be approximately EUR 4.2 million compared to EUR 5.2 million in the same period in 2019 (-20%). First quarter 2020 product sales in Germany increased by approximately 20% to EUR 1.3 million compared to EUR 1.1 in the first quarter of 2019. Revenue generated in the remainder of Europe was around EUR 0.8 million, compared to EUR 0.6 million in the same period last year. The main contributor to this increase were revenues generated in Spain, which developed quite strongly before regional lockdown due to the COVID-19 pandemic reduced sales substantially.

Given the dynamic situation with the coronavirus crisis, the Company’s ability to predict sales development is severely limited. Biofrontera has already initiated cost reduction measures as published on March 20, 2020. The Company continues to retain cash while preparing for a rebound in business once the markets have recovered.

-End-

For enquiries, please contact:

Biofrontera AG	+49 (0) 214 87 63 2 0
Thomas Schaffer, Chief Financial Officer	ir@biofrontera.com

IR UK: Seton Services
Toni Vallen	+44 (0) 207 224 8468

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with almost 200 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102